Mail Stop 4561

August 21, 2007

Mr. Nicholas K. Fortson
Chief Financial Officer
University Bancorp, Inc.
2015 Washtenaw Avenue
Ann Arbor, Michigan 48104

> **RE:** **University Bancorp, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 000-16023**

Dear Mr. Fortson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2006

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 44

1.   We note your disclosure that University Islamic Financial Corporation (UIFC) is engaged in Islamic Banking and currently offers products that are Islamically compliant such as FDIC-insured deposits and home financings (as agent for the Bank), mutual funds (as agent for a third-party fund distribution company) and home financings (as principal for its own account). Please address the following:

- in MD&A revise to disclose the nature and terms of typical Islamically compliant products offered by UIFC and how they differ from conventional products;

- revise to disclose your accounting policy for these products, including asset / liability and revenue / expense recognition; and

- explain how your accounting policies are consistent with GAAP along with the authoritative literature relied upon in determining these policies.

Note 4. Accounts Receivable, page 50

2.   Your disclosure indicates that you recorded a $1 million lease termination receivable at December 31, 2005. We also note your disclosure on page 18 indicating that bank was provided with a lease termination buyout of $800,000 upon the bank's vacation of the property on December 10, 2005. Please tell us the reasons for the $200,000 difference and revise, if necessary.

Item 8A. Controls and Procedures, page 65

3.   We note that the company's management, including its Chief Executive Officer and Chief Financial Officer, concluded that disclosure controls and procedures were effective at December 31, 2006, March 31, 2007 and June 30, 2007 despite material weaknesses in internal controls over financial reporting. According to your disclosure, these material weakness relate to (1) material post-closing audit adjustments; (2) non-timely filing of certain SEC reports, including Form 10-KSB for the year ended December 31, 2005 and Form 10-QSB for the quarterly period ended March 31, 2007; and (3) Form 10-KSB for 2006 being subsequently amended on Form 10-KSB/A due to errors in the original filing. We also note your disclosure in Item 3(b) of your March 31, 2007 and June 30, 2007 Form 10-QSBs that the hiring of new staff members is expected to assist in eliminating the control deficiencies, that the company seeks to implement a short and long-term correction of these internal control deficiencies and the company's belief that it can make progress towards these matters. Please revise your Form 10-KSB and subsequent Form 10-QSBs to disclose:

- in greater detail, the nature of and reasons for the material weakness identified in your disclosure;

- by whom and when the material weakness was identified;

- how the material weakness affects the financial statements and disclosure controls and procedures;

- the specific steps that the company has taken to remediate the material weakness (i.e., how the hiring of new staff is expected to help, what are the short and long-term plans the company seeks to implement, etc.);

- the time frame in which these short and long-term plans will be implemented;

- who is responsible for creating and implementing the procedures to correct the material weakness;

- whether the company believes that the material weakness still exists at December 31, 2006, March 31, 2007 and June 30, 2007 and if so, when it is expected to be corrected; and

- how you determined disclosure controls and procedures were effective despite the material weakness.

Exhibits 31.1 and 31.2

Section 302 Certifications

4. We note that paragraphs 2, 3 and 4 of your certifications included in the Form 10-KSB and subsequent Form 10-QSBs reference this "annual report" or "quarterly report" rather than referring to only the "report" on Form 10-KSB or 10-QSB. The certifications should be in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. Please revise to exclude the words "annual" or "quarterly" from paragraphs 2, 3, 4 and 5 of your certifications.

Form 10-QSB for the Quarterly Period Ended June 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan Losses

5. We note your disclosure in the second paragraph that in any given month, if there is a loss on an Islamic financing on the Bank's books, that the total amount of monthly profit-sharing that would otherwise be paid to the depositors would be available to offset these

monthly losses. To help us better understand your disclosure and related accounting treatment please tell us, and revise to disclose:

- the percentage of Islamic financings covered by the agreement with the bank's Islamic depositors;

- how you determine the amount of monthly profit to be shared with depositors;

- how you determine the allowance for loans losses for Islamic financings; and

- the portion of the allowance for loan losses that has been allocated for Islamic financings.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4. Segment Reporting

6.   It appears you changed the composition of your reportable segments during the first quarter 2007. Please tell us, and disclose the following in your next exchange act filing:

- the factors used to identify your reportable segments, including the basis for organization;

- a description of differences from the last annual report in the basis of segmentation; and

- total assets for each reportable segment.

Refer to paragraph 33 of SFAS 131.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3697 if you have questions.

Sincerely,

Benjamin Phippen
Reviewing Accountant